Yucheng Deploys a Credit Management Information System for a National Policy Bank

BEIJING, September 13, 2010 /PRNewswire-Asia-FirstCall/ -- Yucheng Technologies Limited (NASDAQ: YTEC), a leading provider of IT solutions and services to China's banking industry, today announced the recent win to deploy its Credit Management Information System (CMIS) for one of the major national policy banks, a new relationship.

Yucheng will build upon the existing portfolio of in-house CMIS products to deploy for one of the three major national policy banks a CMIS that targets small and medium enterprises.  The system will help our customer to streamline the credit management work flow, lay a good framework for data collection and analysis, and also make it possible to manage each individual credit extended to each end credit customer.  As one of the policy banks, it is transforming itself into becoming more like a commercial bank and competing directly against the big four banks and other major joint stock banks in China.  As a result of this initiative, this bank is undergoing a major IT system upgrade and the CMIS deployment will be one of the major components in its overall IT infrastructure.

Mr. Weidong Hong, CEO of Yucheng Technologies stated, "Our CMIS will serve as a critical, backbone system for this national policy bank and help its overall risk management efforts.  We are pleased that this new customer sought our expertise when it came to developing their credit capabilities in its restructuring to become a commercial bank.  In addition to our CMIS, we look forward to expanding their IT capabilities in additional business verticals.

Mr. Hong continued, “It is a demonstration of our capability and reputation in CMIS deployment.  The win also adds to our 70+% win ratio in all the known CMIS RFPs this year in China’s banking industry.  It also marks the breakthrough of our CMIS product into larger banks as we seek to extend into joint stock banks and policy banks.”

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese banking industry.  Headquartered in Beijing, China, Yucheng has approximately 2,200 employees and has established an extensive network for serving its banking clients nationwide, with subsidiaries and representative offices in 23 cities.  Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including: (i) Channel Solutions, such as web banking and call centers; (ii) Business Solutions, such as core banking systems, foreign exchange and treasury management; and (iii) Management Solutions, such as risk analytics and business intelligence.

For Further Information
Steve Dai
+86 10 5913 7889
+86 10 5913 7700
investors@yuchengtech.com

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